EXHIBIT 99.1

                             [PUBLICIS GROUPE LOGO]

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                                 PRESS RELEASE
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                  PUBLICIS GROUPE IN MAJOR EXPANSION IN CHINA:
                    BUYS MAJORITY STAKE IN CHINA'S BETTERWAY,
          EXTENDING MARKETING SERVICES OPERATIONS TO 50 CHINESE CITIES

PARIS - MARCH 29, 2006 - Publicis Groupe has agreed to acquire an 80% stake in Betterway Marketing Solutions, one of the largest and most innovative full-range marketing services agencies in China. The transaction, subject to Chinese regulatory approval, illustrates Publicis Groupe's strategic commitment to expand and deepen its marketing services operations in the fast-growing Chinese market and across Asia, where it recently bought control of Solutions, India's largest marketing services group. The Betterway acquisition will allow Publicis Groupe to further strengthen the leading position it enjoys in China through its key advertising networks Publicis, Saatchi & Saatchi and Leo Burnett and its powerful media brands, Starcom MediaVest Group and ZenithOptimedia, as well as through its specialized marketing services agencies. Betterway, the only marketing services agency in China's top ten R3 Advertising Agency 2005 ranking, will give Publicis Groupe unparalleled new opportunities throughout the Chinese heartland, thanks to its unique network of offices in 29 cities.

Upon completion of the agreement, Jenny Zhang and York Huang, Betterway's Co-Chief Executive Officers, will remain minority partners. Betterway will be aligned with the Groupe's Publicis network, which already maintains a solid presence in China through three key offices (Shanghai, Beijing and Guangzhou) and a multi-discipline marketing services division, Publicis Dialog, based in Shanghai. Publicis Dialog, recently strengthened by the arrival of the entire 25-strong team from Tarantula China - the independent relationship marketing and events agency that joined Publicis Dialog in late 2005 - will work closely with Betterway. By joining forces, Publicis Dialog and Betterway will offer clients a substantial competitive advantage and will be able to significantly strengthen Publicis' unique holistic offering.

Within its network across China, Betterway implements projects in around 50 cities each month, offering an unparalleled array of marketing services from creative development and sales promotion to sampling, trade activation, direct marketing and events. Betterway has the largest documented network in China, and has attracted an outstanding client portfolio of global leaders including Motorola, HP, Maybelline, Philips, Xi'an Janssen, Johnson & Johnson, Nestle, Wrigley, Gillette, Disney, Lexus and many others. In addition, Betterway is successfully helping many clients deliver marketing messages to the 3rd and 4th-tier urban markets in China that are regarded as the crucial commercial battle fields in the coming years.

Maurice Levy, Chairman and Chief Executive Officer of Publicis Groupe, said Betterway is a perfect partner to complement the Groupe's marketing operations in China. "GIVEN THE INCREASING DEMANDS OF GLOBAL ADVERTISERS IN THIS MARKET, WHERE WE ALREADY HAVE A VERY STRONG BASE THROUGH OUR MOST IMPORTANT BRANDS, OUR DECISION TO GO FORWARD WITH BETTERWAY WILL SOLIDIFY THE PUBLICIS NETWORK'S MARKETING ACTIVITIES--ALLOWING


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US TO BECOME AN EVEN STRONGER ENTITY IN CHINA. THE BETTERWAY TEAM IS NOT ONLY
OUTSTANDING IN THE CHINESE CONTEXT; THEY ARE ALSO WORLD-CLASS IN THE QUALITY OF THEIR SERVICES, THEIR AMBITIONS FOR THEIR CLIENTS AND BUSINESS ETHICS. I AM VERY PROUD TO WELCOME THEM TO PUBLICIS GROUPE, AND OUR CLIENTS CAN LOOK FORWARD TO OUR ENHANCED OFFERING, WHICH WILL SUPPORT THEIR OWN DEVELOPMENT PLANS, NOT ONLY IN THE TOP TWO OR THREE CITIES, BUT THROUGHOUT THE COUNTRY."

Guillaume Levy-Lambert, Regional Chairman of Publicis Asia Pacific, commented, "BOTH YORK HUANG AND JENNY ZHANG ARE TWO EXTREMELY TALENTED PLAYERS REPRESENTATIVE OF A NEW GENERATION OF MARKETING PROFESSIONALS IN CHINA. OUR COMPLEMENTARY OUTLOOK, COMMON AMBITION AND SHARED ETHICAL MINDSET ENABLED US TO RAPIDLY FIND AN UNDERSTANDING THAT LED TO THE COMPLETION OF THIS AGREEMENT, WHICH WILL RESULT IN THE ALIGNMENT OF BETTERWAY TO THE PUBLICIS NETWORK. THEY ARE YOUNG, COMPETENT AND WILL FIGHT HARD FOR OUR CLIENTS IN THIS EXCITING BUT CHALLENGING MARKETPLACE--BRINGING A NEW STRATEGIC AND SOLID DIMENSION TO THE PUBLICIS HOLISTIC OFFERING."

York Huang, Co-CEO at Betterway, said the joint collaboration with Publicis will allow Betterway to expand their scope of expertise. "WE HAVE ENJOYED STRONG GROWTH BUT IN ORDER TO STAY ON TOP WE HAD TO ANTICIPATE THE DEMANDS, AND SATISFY THE GROWING NEEDS OF OUR CLIENTS, WHICH IS ONE OF THE MAIN REASONS WE RATED PUBLICIS AS OUR BEST CHOICE. AS THE MARKET GROWS THE STAKES BECOME HIGHER BUT WITH PUBLICIS WE CAN FULFILL OUR CLIENTS' NEEDS AND ENSURE SOLID GROWTH."

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ABOUT BETTERWAY MARKETING SOLUTIONS
Betterway, founded in 1998, has rapidly grown in Greater China and has a network across 29 cities. It carries out different projects in more than 50 cities simultaneously every month, with a team of 360 full-time employees and a pool of up to 15,000 staff members that join on a part-time basis. Betterway has expertise in numerous industries which include FMCG, health care, automobile, luxury, education, IT & telecommunication, online game, sports and retailing. Headquartered in Shanghai, Betterway also maintains two main subsidiaries in Beijing and Guangzhou. There are four operating business units under the umbrella of Betterway, all acting as independent entities, which include Touchdown Marketing Communication, Betterway Marketing Solutions, Betterway Management Consulting and Rico Marketing Communications.

ABOUT PUBLICIS IN ASIA PACIFIC
Publicis is one of the international networks of Publicis Groupe, the world's fourth largest communications group. In Asia Pacific, Publicis is recognised as the fastest growing network since its entry in the Asian market in the late90s, and today has over 2000 employees in 21 offices within 14 Asia-Pacific countries. A truly multicultural and entrepreneurial network acknowledged as one of the top three in the region, Publicis is consistently placed as number one in the industry's 'new business league'. Publicis has developed a unique way of working: 'La Holistic Difference', delivering more relevant and dynamic integration of communications, across advertising, media, and specialist marketing services. Key network clients in Asia Pacific include L'Oreal, Nestle, HP, P&G, Carrefour, Renault, Cadbury, UBS, Fidelity and Coca Cola, amongst many others.

PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on five continents.
Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49% owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.
Web sites: WWW.PUBLICISGROUPE.COM and WWW.FINANCE.PUBLICISGROUPE.COM


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For more information, please contact:
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                           CONTACT AT PUBLICIS GROUPE:
PIERRE BENAICH - Investor Relations +33 (0)1 44 43 65 00 -
        pierre.benaich@publicis.com
EVE MAGNANT - Communications +33 (0)1 44 43 77 70 - eve.magnant@publicis.com
                        CONTACT AT PUBLICIS ASIA PACIFIC:
GUILLAUME LEVY-LAMBERT - Regional Chairman, Publicis Asia Pacific + 65 98151 780
        gll@publicis.asia-pacific.com.sg
NEIL HARDWICK - CEO, Publicis China +86 13 501 607 667 - neil_hardwick@publicis-sh.com.cn

                    CONTACT AT BETTERWAY MARKETING SOLUTIONS:
YORK HUANG - Co-CEO: + 86 13 801 862 625 - york_huang@bmsgworld.com
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